

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 22, 2011

<u>Via facsimile</u>
Mr. Rao Uppaluri
Chief Financial Officer
Opko Health, Inc.
4400 Biscayne Blvd.
Miami, Florida 33137

> **Re: Opko Health, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed March 16, 2011**
> **Form 10-Q for the quarterly period ended September 30, 2011**
> **Filed November 9, 2011**
> **File No. 001-33528**

Dear Mr. Uppaluri:

We have reviewed your filings and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended September 30, 2011

Note 6 – Discontinued Operations, page 16

1.   We note your disclosure that you will not have significant continuing involvement with the OPTOS related products beyond one year after the closing of the transactions and therefore, you have reported the instrumentation business as discontinued operations. Please tell us the nature of your continuing involvement for the one year period following the sale of the business. Please also tell us how you considered ASC 205-20-45-1 and ASC 205-20-55, including the assessment period in ASC 205-20-55-20.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have any questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3671.

                                Sincerely,

                                /s/ Kate Tillan for

                                Martin James
                                Senior Assistant Chief Accountant